August 1, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Attention: Jennifer Angelini, Erin Donahue

RE:	Texas Instruments Incorporated

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 4, 2022

Response Dated June 29, 2022

File No. 001-03761

Dear Ms. Angelini and Ms. Donahue:

On behalf of Texas Instruments Incorporated (the “Company” or “TI”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated July 18, 2022 relating to the Company’s Form 10-K for the year-ended December 31, 2021 (the “2021 10-K”). Reference is made to TI’s letter dated June 29, 2022 (“Initial Response Letter”) in response to the SEC’s comment letter dated June 2, 2022.

Sincerely,

/s/ Rafael R. Lizardi

Rafael R. Lizardi

Senior Vice President and

Chief Financial Officer

Response Dated June 29, 2022

Risk Factors, page 9

1. We note your response to prior comment two. Please describe the specific transition risks you have considered, including those identified in our comment, and tell us about your evaluation of the material effects of such risks, providing support for your determinations of materiality.

Response:

As part of the processes noted in TI’s response to Comment 2 of the Company’s Initial Response Letter, TI did not identify any effects of transition risks that it believed would have a material impact on the Company’s financial condition or results of operations.

One of the transition risks TI considered is the effect of changing policies and regulations that could impose operational and compliance burdens. Some laws, rules, and regulations may affect TI in the jurisdictions in which TI manufactures products, particularly if such laws and regulations require the use of abatement equipment beyond what TI currently employs or require the addition or elimination of a material or process to or from TI’s current manufacturing processes, which can increase our operating costs or require capital expenditures, or if such laws and regulations impose costs, fees, or reporting requirements on the direct or indirect use of energy, natural resources, or materials or gases used or emitted into the environment in connection with the manufacture of TI products. TI routinely monitors regulations and policies in the regions in which we operate to identify proposed revisions and amendments to such regulations and policies. Although compliance costs related to climate change are expected to increase in future years with additional regulation expected in the United States and internationally, the impact of unknown or yet-to-be enacted laws and regulations cannot be predicted. In assessing materiality related to existing policy and regulatory changes in response to climate change, TI has assessed, in part, the current and anticipated costs related to compliance with such laws and regulations, and evaluated the impact to TI’s financial condition and results of operations. TI has interpreted “compliance costs” in this comment letter (and the Staff’s prior Comment 7) to mean the necessary costs incurred to comply with existing laws and regulations applicable to the Company with respect to climate change. For example, TI is required to annually report certain greenhouse gas emissions data to the Environmental Protection Agency. Similarly, the SEC’s Guidance Regarding Disclosure Related to Climate Change outlines how SEC disclosure requirements apply to climate change matters. These requirements involve mostly costs for internal personnel, including personnel whose primary responsibilities fall outside of dedicated environmental sustainability matters, such as legal, accounting and finance personnel and, in some instances, external service provider fees and other miscellaneous expenses. During the periods covered by the 2021 10-K, TI determined that these compliance costs did not have a material impact to the Company’s financial condition or results of operations. In support of this assessment, TI notes that its total compliance costs related to climate change were estimated to represent less than 1.0% of the Company’s total selling, general, and administrative expenses for each of the years ended December 31, 2021 ($1.7 billion), 2020 ($1.6 billion) and 2019 ($1.6 billion).

Another transition risk TI considered includes reputational risk resulting from increased attention on operations or products that produce greenhouse gas emissions. Assessment of this transition risk involved consideration of the potential for increased stakeholder concern or negative feedback that adversely affects TI’s reputation, which could result in loss of market share. The products that TI produces, semiconductors, which are electronic components that serve as the building blocks inside modern electronic systems and equipment, are not producers of greenhouse gas emissions in and of themselves. Also, semiconductors play a role in helping reduce the impact on the environment by, for example, making electric motors smarter and more efficient which helps reduce energy consumption, electrifying vehicles for a cleaner environment and sensing water and gas leaks that preserve natural resources. Operationally, as a manufacturer of billions of semiconductors a year, TI values manufacturing semiconductors efficiently and with a commitment to continuous improvement. TI’s investments in 300-millimeter advanced manufacturing facilities help to extend the Company’s cost advantage and give TI greater control of its supply chain, and at the same time, they enable the Company to reduce emissions per chip, and increase water and energy efficiency. Additionally, TI gauges its reputation in strategically addressing climate-related issues by engaging with its broad stakeholder base that includes investors, customers, suppliers, and employees. These activities serve to address and mitigate potential reputational concerns, and, to date, no significant reputational concerns have been identified through these interactions. Similarly, TI’s long history of annual sustainability and climate reporting helps to mitigate the reputation risk that other companies that may not disclose as often or with as much information may experience. In consideration of the above factors, during the periods covered by the 2021 10-K, TI determined that the reputational risk associated with increased attention on climate change did not have a material impact to the Company’s financial condition or results of operations.

Finally, another transition risk TI considered includes market trends that may alter business opportunities. TI considers the market’s increasing development of new technologies with lower energy consumption and lower greenhouse gas emissions to potentially alter business opportunities for TI in light of those technologies’ potential use of semiconductors. In particular, market opportunities exist and may grow in connection with electric vehicles, solar panels, charging infrastructure, and other such new and alternative technologies. However, these opportunities are driven by a host of complex factors occurring in a broad and dynamic global context, in which climate change considerations are one of many factors in play. For instance, even assuming a significant rate of adoption of semiconductors in technologies with lower energy consumption and greenhouse gas emissions, it is anticipated to be a number of years before any such technology would be expected to displace established technologies in which semiconductors are not used. Similarly, advances in the global supply chain and electrical grid infrastructure would be needed to keep pace with the supply chain, manufacturing, and repair demands required to see one or all of the current alternative technologies outpace current technologies. Also, the demand for rare earth minerals used in such technologies could temper growth until further design or innovation can overcome resource and budgetary constraints. Moreover, in the absence of multi-jurisdictional regulatory mandates requiring adoption of such new technologies, the fractious regulatory environment at a domestic and international level will continue to be a potential inhibitor to broad and consistent adoption of such technologies, and consequently, for demand for semiconductor products in such technologies. In consideration of the above factors, during the periods covered by the 2021 10-K, TI determined that these market trends did not have a material impact to the Company’s financial condition or results of operations.

TI will continue to monitor the potential effects of transition risks related to climate change. If such risks are considered to have a material effect on its business, financial condition, or results of operations, TI will disclose such risks in future SEC filings, as required.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2. We note that your response to prior comment four includes quantitative information solely in relation to 2021, and accordingly reissue it in part. Please provide us with quantitative information regarding past and future capital expenditures for climate-related projects for each of the periods covered by your Form 10-K and for future periods.

Response:

TI acknowledges the Staff’s comment, and confirms that for the reasons explained in more detail in Comment 4 of the Company’s Initial Response Letter, climate-related projects referenced in the Company’s Initial Response Letter and below, individually and in the aggregate, did not involve material amounts of capital expenditures during the periods covered by the 2021 10-K, nor are they expected to require material amounts of capital expenditures in future periods.

As requested by the Staff, TI respectfully submits that in regard to capital expenditures for energy efficiency projects to reduce greenhouse gas emissions and energy costs referenced in the Company’s Corporate Citizenship Reports for 2021, 2020, and 2019, the aggregate amounts of such projects were estimated to represent less than 1.0% of the Company’s total capital expenditures for each of the years ended December 31, 2021 ($2.5 billion), 2020 ($649 million), and 2019 ($847 million). For 2022, TI anticipates a similar level of expenditures for such projects in proportion to the Company’s total capital expenditures.

Apart from these projects, TI manufactures billions of chips per year and believes it is critical for TI to drive efficiencies in the Company’s fabrication process. As TI continues to expand its 300-millimeter manufacturing facilities and related advanced technology in these facilities, which are being designed and operated to optimize energy efficiency, the efficiencies recognized will continue to positively impact the Company’s environmental footprint.

3. Your response to prior comment five appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment, and your assessment thereof. Please more fully describe the indirect consequences of climate change and tell us how you concluded they were not material. Provide support for your assessment, such as the quantitative analyses and qualitative factors referenced in your response.

Response:

With respect to the 2021 10-K, TI did not identify any indirect consequences of climate-related regulation or business trends that had or are reasonably expected to have a material impact to the Company’s financial condition or results of operations. TI acknowledges and has disclosed actual and potential risks related to the indirect consequences of climate-related regulation or business trends within the Risk Factors section of the 2021 10-K. However, TI did not identify material indirect consequences during the periods covered by its 2021 10-K.

As requested by the Staff, set forth below is TI’s response to each of the individual items referenced in the Staff’s prior comment 5:

•	decreased demand for goods or services that produce significant greenhouse gas emission or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

TI did not experience decreased demand for goods or services as a result of customers indicating that TI’s products produce significant greenhouse gas emissions or are related to carbon-based energy sources, nor increased demand for goods that result in lower emissions than competing products. During the periods covered by the 2021 10-K, the Company attributed changes in demand to broad-based demand across industrial, automotive and personal electronics markets (in 2021), to global impacts from the COVID-19 pandemic (in 2020), and to an uncertain macro-economy that impacted our customers’ end demand (in 2019). The Company continuously monitors demand for TI products and the reason for changes through a wide variety of means, which includes communicating regularly with customers, monitoring forecasts, sales, shipment volumes, channel mix, and inventory levels, among other factors. TI has observed that of its over 100,000 customers, there are customers that consider energy or emissions-related criteria such as energy intensity when selecting TI products. However, TI notes that there are many underlying business reasons that can impact demand for TI products, which can include product portfolio breadth, the strength and reach of channels to market, technological innovation, product development execution, technical support, customer service, quality, reliability, price, and manufacturing capacity and capabilities, among other factors. To date, there is not a significant discernable demand related to whether TI’s products produce significant greenhouse gas emissions or are related to carbon-based energy sources, nor a discernable trend of customers changing their demand for products for the purpose of achieving lower emissions than competing products. Instead, TI believes long term secular growth is driven by increase semiconductor content per system, especially in the industrial and automotive markets, combined with TI’s competitive advantages. These competitive advantages include the breadth of the Company’s portfolio, the reach of our market channels, the Company’s strong manufacturing footprint, and the diversity and longevity of the

Company’s products, markets, and customer positions. As such, TI believes these are the important and primary drivers and considerations to TI customers in their product selection and design-in process.

•	increased competition to develop innovative new products that result in lower emissions;

TI has a long-standing commitment to be innovative and responsible and have sustainable manufacturing with a focus on improving energy efficiency, reducing greenhouse gas emissions, reducing waste, and reusing more water. For example, in its Corporate Citizenship Report for 2021, TI reported a year-end goal by 2025 of a 50% reduction in energy intensity per chip from a 2015 base year, and reported progress by year-end 2021 of a 33% reduction in energy intensity per chip. TI believes these efforts result in less energy used in connection with the manufacturing of TI products, and therefore, fewer associated emissions. While there is some level of demand for products that use less energy for the purpose of achieving lower emissions, and some related competition among manufacturers to produce such products, TI faces competition to develop technological solutions that help serve all of our customers’ semiconductor needs, which include energy efficiency needs apart from lowering emissions. For example, customers of TI’s Analog Power business look to TI to help solve key power efficiency design challenges such as increasing power density, extending battery life and enhancing power and signal integrity. These power solutions help customers lower costs, decrease system size and make systems safer, among other things, in addition to any climate change-related benefits. Beyond power management, TI’s broad portfolio of approximately 80,000 products helps TI’s customers accurately sense, condition, measure and transmit data, and provides the core control or processing in their electronic systems. As TI disclosed in the Risk Factors section of the 2021 10-K, within the ”Risks related to our business and industry” section, TI faces intense technological and pricing competition in the markets in which TI operates. TI expects this competition will continue to increase from large competitors and from small competitors serving niche markets, and also from emerging companies, particularly in Asia, that sell products into the same markets in which TI operates. Certain competitors possess sufficient financial, technical and management resources to develop and market products that may compete favorably against TI’s products, and consolidation among TI competitors may allow them to compete more effectively. As such, while the development of innovative new products that result in lower emissions may be a subject of increasing competition, based on the Company’s experience, TI believes the other factors described above play a larger role in the competitive dynamics in TI’s business.

•	increased demand for generation and transmission of energy from alternative energy sources;

As a component manufacturer of semiconductor products, the demand for generation and transmission of energy from alternative energy sources is not a risk that is particularly relevant or impactful to the Company’s business because the manufacturing of semiconductor components does not involve the generation or transmission of energy. As such, during the periods covered by the 2021 10-K, TI did not experience an increased demand for generation and transmission of energy from alternative sources as it relates specifically to TI products or services. As reported in its Corporate Citizenship Report for 2021, TI has taken a range of actions to reduce emissions, which include the use of alternative gases and chemicals, installation of emissions abatement devices, the purchase of electricity from renewable energy sources, the optimization of product manufacturing, shipping and distribution, the avoidance of unnecessary business travel, and the subsidization of employee commuting at certain sites. TI has also reported a long-term goal by year-end 2025 of a 25% reduction in absolute scope 1 and scope 2 emissions from a 2015 base year, and reported progress by year-end 2021 of an 18.6% reduction of greenhouse gas emissions.

•	potential climate-related opportunities, such as the development of semiconductors for use in technologies with lower energy consumption and greenhouse gas emissions.

TI considers the market’s increasing development of new technologies with lower energy consumption and lower greenhouse gas emissions, to potentially alter business opportunities for TI in light of those technologies’ potential use of semiconductors. In particular, market opportunities exist and may grow in connection with electric vehicles, solar panels, charging infrastructure, and other such new and alternative technologies. However, these opportunities are driven by a host of complex factors occurring in a broad and dynamic global context, in which climate considerations are one of many factors in play. We respectfully refer the Staff to Comment 1 in this letter, which discusses in further detail the factors supporting this assessment, including timing considerations relating to the adoption of such technologies, advances needed to support expected demands, potential limiting factors such as the demand for rare earth minerals and the absence of multi-jurisdictional regulatory mandates, as well as the availability of other clean energy alternatives.

•	any anticipated reputational risk resulting from operations or products that produce material greenhouse gas emissions.

TI did not experience reputational risk resulting from increased attention on operations or products that produce greenhouse gas emissions. We respectfully refer the Staff to Comment 1 in this letter, which discusses in further detail the factors supporting this assessment, including the role semiconductors play in helping reduce the impact on the environment, TI’s investments in 300-millimeter advanced manufacturing facilities, how TI gauges its performance and reputation in strategically addressing climate-related issues by engaging with its broad stakeholder base, and TI’s long history of annual sustainability and climate reporting.

For all the reasons discussed above in each of the items requested to be addressed by the Staff, during the periods covered by the 2021 10-K, TI believes it has not experienced any material indirect consequences of climate-related regulation or business trends. Further, TI does not expect that any such consequences (should they materialize) are reasonably likely to have a material impact to the Company’s financial condition or results of operations.

TI will continue to monitor the indirect consequences of climate-related regulation or business trends, and, to the extent material to TI’s business, financial condition or results of operations, TI will disclose such consequences in future SEC filings, as required.

4. We note your response to prior comment six. Please further address the following:

•	Include the quantification requested by our comment on an aggregate basis, rather than for a quantitative or illustrative example, for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

•	Clarify your quantification regarding the cost of insurance premiums and insurance overall in each of the years 2019, 2020, and 2021.

•	Your response indicates that you incurred "$54 million of potentially insurable lost profit and fixed cost absorption overall relating to missed wafer starts in five fabrication facilities" as a result of the winter storm in Texas, which was subject to a deductible and not pursued under an insurance claim. Tell us whether your decision not to pursue an insurance claim was related to anticipated potential effects on the future cost and/or availability of insurance.

Response:

TI acknowledges the Staff’s comment, and confirms that during the periods covered by the 2021 10-K, TI did not experience any physical effects of climate change that had a material impact to the Company’s financial condition or results of operations.

With respect to weather-related damages to TI’s property or operations, such amounts were estimated to represent less than 2.0% of the Company’s total cost of revenue for each of the years ended December 31, 2021 ($6 billion), 2020 ($5.2 billion), and 2019 ($5.2 billion). Costs related to any past weather events are not expected to increase significantly in future periods.

With respect to the cost or availability of insurance, the cost of insurance premiums were estimated to represent less than 1.0% of the Company’s profit before income taxes for each of the years ended December 31, 2021 ($8.9 billion), 2020 ($6.0 billion), and 2019 ($5.7 billion). To clarify the Company’s quantification regarding the cost of insurance premiums, the aggregate amount spent by TI on insurance premiums on an annual basis was approximately $29 million in 2019, $32 million in 2020, and $34 million in 2021, as described in Comment 6 of the Company’s Initial Response Letter. These items included the cost of premiums as quoted for insurance coverage for certain items such as property, casualty, and certain other risks. The cost of insurance overall, which includes these premiums, as well as taxes and certain fees, actually paid, was approximately less than $1 million higher for each year.

With respect to the potentially insurable claims described in Comment 6 of the Company’s Initial Response Letter, TI’s decision not to pursue that insurance claim was not related to the anticipated potential effects on the future cost or availability of insurance. It was a business decision that was driven by a variety of factors, primarily the administrative effort involved in pursuing the claim in light of the likelihood of recoverability and, if successful, the relatively small net difference between the total estimated insurable amount of the event and the applicable deductible.

For the reasons explained in more detail in Comment 6 of the Company’s Initial Response Letter, and above, TI does not believe that any weather-related impacts on the cost or availability of insurance have caused or are reasonably likely to cause a material impact to TI’s financial condition or results of operation. TI will continue to monitor the physical effects of climate change, and in the event TI experiences any such effects, TI will, in future filings, discuss the material physical effects of climate change on its operations and results, as required.

5. Please revise your response to prior comment seven to quantify your compliance costs related to climate change on an aggregate basis, rather than for a quantitative example, for each of the periods covered by your Form 10-K.

Response:

TI acknowledges the Staff’s comment and notes that TI’s total compliance costs related to climate change were estimated to represent less than 1.0% of the Company’s total selling, general, and administrative expenses for each of the years ended December 31, 2021 ($1.7 billion), 2020 ($1.6 billion) and 2019 ($1.6 billion). TI has interpreted “compliance costs” in this comment letter (and the Staff’s prior Comment 7) to mean the necessary costs incurred to comply with laws and regulations applicable to the Company with respect to climate change.

If and when new laws and regulations related to climate change are enacted, TI will assess the materiality of their impact and whether such impact would require disclosure under SEC rules and regulations.

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